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                                                                     EXHIBIT 2.2


                   LLC MEMBERSHIP INTEREST PURCHASE AGREEMENT


         LLC MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of July 27, 1999, by and among Martha Stewart Living Omnimedia LLC, a limited liability company organized under the laws of the state of Delaware ("MSLO"), KPCB Holdings, Inc., as nominee, a corporation organized under the laws of the state of California ("Buyer") and KPCB IX Associates, LLC, a limited liability company organized under the laws of California ("KPCB").

         WHEREAS, Buyer desires to purchase from MSLO and MSLO desires to sell to Buyer membership interests representing 5% of the MSLO membership interests as described in the New LLC Agreement (as defined herein) and a warrant representing the right to purchase, in certain circumstances, a 15% interest (subject to adjustment as provided in the warrant) in the Internet Business of MSLO (as defined in such warrant), on the terms and subject to the conditions set forth herein.

         NOW, THEREFORE, the parties agree as follows:

         1. Purchase and Sale of Membership Interests.

            1.1 Sale and Purchase. At the Closing, Buyer shall purchase from MSLO, and MSLO shall sell and issue to Buyer, Class K LLC Membership Interests in MSLO representing 5.0% of the outstanding MSLO membership interests immediately after giving effect to consummation of this transaction (the "Membership Interests") and a warrant representing the right to purchase, in certain circumstances, an interest in the Internet Business of MSLO in the form of Exhibit A hereto (the "Warrant"), for an aggregate purchase price of $25,000,000 (twenty-five million dollars) (the "Purchase Price"), of which $250,000 shall be allocated to the Warrant, and subject to the terms and conditions of this Agreement and on the basis of the representations, warranties, covenants and agreements contained herein (the "Sale and Purchase").

            1.2 Closing. The Sale and Purchase shall take place on the date hereof at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York (which time and place are designated as the "Closing").

            1.3 Deliveries at Closing. At the Closing, the parties shall, respectively, make the following simultaneous deliveries:

                (a) MSLO shall deliver to Buyer: (i) a certificate or certificates representing the Membership Interests, duly executed on behalf of MSLO, (ii) the Warrant, duly executed on behalf of MSLO, (iii) the Fourth
Amended and Restated Limited Liability Company Agreement of MSLO (the "New LLC Agreement"), in the form of Exhibit B hereto, duly executed on behalf of MSLO, The Martha Stewart Family Limited Partnership ("Stewart"), Sharon Lee Patrick ("Patrick"), Time Publishing Ventures, Inc. ("TPV") and Grubman Indursky & Schindler, P.C. ("Grubman", and together with Stewart, Patrick and TPV, the "Existing
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Members"), and (iv) a cross receipt, duly executed on behalf of MSLO, indicating receipt of the Purchase Price from Buyer.

                (b) Buyer shall deliver to MSLO (i) the Purchase Price, by wire transfer of immediately available funds to an account or accounts designated by MSLO, (ii) the New LLC Agreement duly executed on behalf of Buyer, and (iii) a cross receipt, duly executed on behalf of Buyer, indicating receipt of the Membership Interests and the Warrant from MSLO.

                (c) The parties shall execute and deliver such other documents as are customary and reasonably necessary to consummate the transactions contemplated hereby.

         2. Representations and Warranties of MSLO. MSLO hereby represents and warrants as follows:

            2.1 Organization and Qualification. MSLO is a limited liability company duly organized and validly existing under the laws of the State of Delaware. MSLO has all requisite power and authority to carry on its business as currently conducted, other than such failures that would not reasonably be expected to have a material adverse effect on MSLO's business, properties or financial condition (a "Material Adverse Effect"). MSLO is duly qualified to transact business in each jurisdiction in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect.

            2.2 Capitalization. As of the Closing, the outstanding equity of MSLO will consist of Class A, Class B, Class C and Class K membership interests, as set forth on Exhibit C hereto. Other than such membership interests, as of the Closing, options to acquire Class A membership interests equal to approximately 5% of the outstanding LLC interests are outstanding under the MSLO Non-qualified Class A LLC Unit Option Plan, the exercise of which options shall be dilutive, on a net treasury basis, only to the other holders of the Class A Interests. In addition, upon a Conversion (as defined in the Third Amended and Restated Limited Liability Company Agreement of MSLO (the "LLC Agreement")) and a subsequent public offering of the common stock of MSLO's successor corporation, MSLO intends to issue common stock pursuant to the MSLO Phantom Performance Unit Plan, a true and correct copy of which has been provided to Buyer. On or prior to the initial public offering, MSLO may issue additional options to acquire equity interests in MSLO or the successor public company, provided that options for no more than an aggregate of 10% of the fully-diluted equity shall be dilutive to Buyer as of the initial public offering. Except as set forth above and in the LLC Agreement and the New LLC Agreement, there are no outstanding rights, options, warrants, preemptive rights, rights of first refusal or similar rights for the purchase or acquisition from MSLO of any equity interest in MSLO. Assuming the accuracy of the representations of Buyer and KPCB contained herein, all outstanding equity interests have been issued in compliance with state and federal securities laws.

            2.3 Subsidiaries. Except for Martha Stewart, Inc., a Connecticut corporation, MSLO does not presently own or control, directly or indirectly, any interest in any other


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corporation, association, or other business entity. MSLO is not a participant in any joint venture, partnership, or similar arrangement.

            2.4 Authorization. As of the Closing, all action on the part of MSLO, its officers, directors and Existing Members necessary for the authorization, execution and delivery of this Agreement, the New LLC Agreement, the Warrant and the performance of all obligations of MSLO hereunder and thereunder shall have been taken, and this Agreement, the New LLC Agreement and the Warrant, assuming due execution by the parties hereto and thereto, will constitute valid and legally binding obligations of MSLO, enforceable in accordance with their respective terms, subject to: (i) judicial principles limiting the availability of specific performance, injunctive relief, and other equitable remedies and (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors' rights.

            2.5 Valid Issuance of Membership Interests and the Warrant. The Membership Interests and the Warrant, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration expressed herein, shall be duly and validly issued and will be free of restrictions on transfer directly or indirectly created by MSLO other than restrictions on transfer under this Agreement, the terms of the Warrant, the New LLC Agreement and under applicable state and federal securities laws.

            2.6 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of MSLO is required in connection with the offer, sale or issuance of the Membership Interests and the Warrant , except for the following: (i) the filing of such notices as may be required under the Securities Act of 1933, as amended (the "Securities Act"); (ii) the filing of a notice of exemption pursuant to
Section 25102(f) of the California Corporate Securities Law of 1968, as amended (the "California Securities Law"), which shall be filed by MSLO following the Closing; and (iii) the compliance with any other applicable state securities laws, which compliance will have occurred within the appropriate time periods therefor.

            2.7 Litigation. There are no actions, suits, proceedings or investigations pending or, to the best of MSLO's knowledge, threatened before any court, administrative agency or other governmental body against MSLO which questions the validity of this Agreement, the New LLC Agreement or the Warrant, or the right of MSLO to enter into any of them, or to consummate the transactions contemplated hereby or thereby, or which would reasonably be expected to have a Material Adverse Effect. MSLO is not a party or subject to, and none of its assets is bound by, the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality which would reasonably be expected to have a Material Adverse Effect.

            2.8 Employees. Except as set forth on Schedule 2.8 hereto, MSLO is not a party to or bound by any currently effective employment contract, deferred compensation agreement, bonus plan, incentive plan, profit sharing plan, retirement agreement or other



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employee compensation agreement or arrangement with any collective bargaining agent. Except for Martha Stewart, who is a member of the Screen Actors Guild and the American Federation of Television and Radio Artists, no employee of MSLO is represented by any labor union or covered by any collective bargaining agreement. There is no pending or, to the best of MSLO's knowledge, threatened labor dispute involving MSLO and any group of its employees.

            2.9 Intellectual Property. MSLO has sufficient title to and ownership of, or other rights to use, all trade secrets, and, to its knowledge, copyrights, information, proprietary rights, trademarks, service marks and trade names in each case necessary for its business as now conducted without any material conflict with or infringement of the rights of others, except where such failures or conflicts would not reasonably be expected to have a Material Adverse Effect. Except for license agreements entered into in the ordinary course of business or otherwise as set forth on Schedule 2.9 hereto, there are no material outstanding options, licenses, or agreements of any kind relating to the foregoing, nor is MSLO bound by or a party to any material options, licenses or agreements of any kind with respect to the trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person or entity. MSLO has not received any written, or to its knowledge, oral communications alleging that MSLO has violated or, by conducting its business as proposed, would violate any of the trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity, except for such violations as would not reasonably be expected to have a Material Adverse Effect.

            2.10 Compliance with Other Instruments. MSLO is not in violation or default of any provision of its Certificate of Formation or the LLC Agreement, each as in effect immediately prior to the Closing, except for such failures as would not reasonably be expected to have a Material Adverse Effect. MSLO is not in violation or default of any provision of any material instrument, mortgage, deed of trust, loan, contract, commitment, judgment, decree, order or obligation to which it is a party or by which it or any of its properties or assets are bound which would reasonably be expected to have a Material Adverse Effect. To the best of its knowledge, MSLO is not in violation or default of any provision of any federal, state or local statute, rule or governmental regulation which would reasonably be expected to have a Material Adverse Effect. The execution, delivery and performance of and compliance with this Agreement, the New LLC Agreement and the issuance and sale of the Membership Interests and Warrant, will not result in any such violation, be in conflict with or constitute, with or without the passage of time or giving of notice, a default under any such provision, require any consent or waiver under any such provision (other than any consents or waivers that have been obtained), or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of MSLO pursuant to any such provision.

            2.11 Permits. MSLO has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which would reasonably be expected to have a Material Adverse Effect. MSLO is not in default in any material respect under any of such franchises, permits, licenses, or other similar authority.


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            2.12 Environmental and Safety Laws. To the best of its knowledge,
MSLO is not in violation of any applicable statute, law or regulation relating to the environment or occupational health and safety, except for such violations as would not reasonably be expected to have a Material Adverse Effect.

            2.13 Registration Rights. Except as provided in the New LLC Agreement and its predecessor agreements, MSLO has not granted or agreed to grant any registration rights, including piggyback rights, to any person or entity.

            2.14 Title to Property and Assets. Except as set forth on Schedule 2.14, MSLO has good and marketable title to all of properties and assets owned by it, free and clear of all mortgages, liens and encumbrances, except liens for current taxes and assessments not yet due and possible minor liens and encumbrances which do not, in any case, materially detract from the value of the property subject thereto or materially impair the operations of MSLO. With respect to the material property and assets it leases, MSLO is in material compliance with such leases and, to the best of its knowledge, holds a valid leasehold interest free of all liens, claims or encumbrances, except for such liens, claims or encumbrances which would not materially impair the operations of MSLO. MSLO's material properties and assets are in good condition and repair, in all material respects, for the purposes for which they are currently used, ordinary wear and tear excepted.

            2.15 Financial Statements. MSLO has delivered to Buyer (a) an audited consolidated statement of financial position and statement of operations of MSLO as of and for the fiscal year ended December 31, 1998, and (b) an unaudited consolidated statement of financial position and statement of operations of MSLO as of and for the three-month period ended March 31, 1999 (together with the notes thereto, the "Financial Statements"). The Financial Statements fairly present, in all material respects, the financial position and results of operations of MSLO as of the dates and for the periods indicated, subject in the case of the March 31, 1999 Financial Statements, to normal year-end adjustments. Except as set forth on Schedule 2.15, MSLO has no material liabilities or obligations which are not reflected or reserved against in the December 31, 1998 statement of financial position (the "MSLO Balance Sheet") which would be required to be reflected thereon if prepared as of the date hereof in accordance with U.S. generally accepted accounting principles, except for liabilities or obligations incurred since the date of the MSLO Balance Sheet in the ordinary course of business or which are not material.

            2.16 Agreements; Actions.

                (a) Except for agreements described herein and in the New LLC Agreement, and the employment agreements and other agreements set forth on
Schedule 2.16(a) hereto, there are no agreements, understandings or proposed transactions between MSLO and any of its officers, directors, affiliates, or any affiliate thereof.

                (b) Other than the LLC Agreement, the Integrated Agreement with Respect to Employment and Property Services, License and Non-Competition Matters, by and


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between Martha Stewart and MSLO, dated as of February 3, 1997, the Loan
Agreement for a principal amount of $15.0 million between NationsBank, N.A. and MSLO, dated as of March 30, 1999, and agreements entered into in the ordinary course of business consistent with past practice, there are no agreements, understandings, instruments, contracts, judgments, orders, writs or decrees to which MSLO is a party or by which it is bound that involve (i) obligations of, or payments by MSLO in excess of, $5 million, (ii) provisions restricting the development, manufacture or distribution of MSLO's products or services or (iii) indemnification by MSLO with respect to infringement of proprietary rights.

                (c) Except as reflected in the Financial Statements or set forth on Schedule 2.16(c), since March 31, 1999, MSLO has not (i) incurred indebtedness for money borrowed in excess of $3 million individually or $7 million in the aggregate, or (ii) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory and license agreements in the ordinary course of business.

            2.17 Tax Returns and Audits. Except as would not reasonably be expected to have a Material Adverse Effect, MSLO (a) is characterized as a partnership for United States federal income tax purposes, and (b) has prepared and filed all United States federal, state and local income tax returns required to be filed by it. To the best of MSLO's knowledge, no deficiency assessment or proposed adjustment by any taxing authority to MSLO's federal, state, or local income taxes is pending.

            2.18 Draft Prospectus. MSLO has previously provided to KPCB drafts of the prospectus of Martha Stewart Living Omnimedia, Inc. that MSLO intends to include as part of such entity's registration statement on Form S-1. The most recent such draft provided to KPCB has been prepared in good faith by MSLO, and, in the judgment of MSLO's senior management, accurately and fairly describes in all material respects the historical businesses of MSLO as they exist on the date thereof, provided that MSLO makes no representation or warranty herein with respect to any forward-looking statements contained in such draft.

            2.19 No Implied Representations. Except as expressly set forth herein or in the New LLC Agreement or the Warrant, MSLO makes no representations or warranties of any kind to Buyer.

            2.20 Brokers or Finders. MSLO has not agreed to incur, directly or indirectly, any liability for brokerage or finders' fees, agents' commissions or other similar charges in connection with this Agreement or any of the transactions contemplated hereby.

         3. Representations and Warranties of Buyer and KPCB. Buyer and KPCB hereby jointly and severally represent and warrant that:

            3.1 Experience. Buyer and KPCB are experienced in evaluating companies such as MSLO, are able to fend for themselves in transactions such as the one contemplated by this Agreement, have such knowledge and experience in financial and business matters that


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Buyer and KPCB are capable of evaluating the merits and risks of its prospective investment in MSLO, and have the ability to bear the economic risks of the investment.

            3.2 Investment. Buyer is acquiring the Membership Interests for investment for its own account and not with the view to, or for resale in connection with, any distribution thereof. Buyer and KPCB understand that the Membership Interests have not been registered under the Securities Act or the California Securities Law, by reason of a specific exemption from the registration provisions of the Securities Act and the California Securities Law, respectively, which depends upon, among other things, the bona fide nature of the investment intent as expressed herein. Buyer and KPCB further represent that they do not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to any third person with respect to any of the Membership Interests. Buyer and KPCB understand and acknowledge that the offering of the Membership Interests pursuant to this Agreement will not be registered under the Securities Act nor under the state securities laws on the ground that the sale provided for in this Agreement and the issuance of securities hereunder is exempt from the registration requirements of the Securities Act and any applicable state securities laws.

            3.3 Rule 144. Buyer and KPCB acknowledge that the Membership Interests must be held indefinitely unless subsequently registered under the Securities Act and any applicable state securities laws or an exemption from such registration is available and the transfer thereof is otherwise permitted under the New LLC Agreement. Buyer and KPCB are aware of the provisions of Rule 144 promulgated under the Securities Act that permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions. Buyer and KPCB covenant that, in the absence of an effective registration statement covering the Membership Interests in question, Buyer will sell, transfer, distribute or otherwise dispose of (collectively, "Transfer") the Membership Interests only in a manner consistent with its representations and covenants set forth in this Section 3 and those set forth in the New LLC Agreement. In connection therewith, Buyer and KPCB acknowledge that MSLO will make a notation on its books regarding the restrictions on transfers set forth in this Section 3 and will transfer Membership Interests on the books of MSLO only to the extent not inconsistent therewith.

            3.4 No Public Market. Buyer and KPCB understand that no public market now exists for the Membership Interests , and that there may never be a public market for the Membership Interests.

            3.5 Access to Data. Buyer and KPCB have received and reviewed information about MSLO and have had an opportunity to discuss MSLO's business, management and financial affairs with its management and to review MSLO's facilities. Buyer and KPCB understand that such discussions, as well as any written information provided by MSLO, were intended to describe the aspects of MSLO's business and prospects which MSLO believes to be material, but were not necessarily a thorough or exhaustive description, and except as expressly set forth in this Agreement, MSLO makes no representation or warranty with respect to the completeness of such information and makes no representation or warranty of any kind with respect to any information provided by any entity other than MSLO. Some of such information


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includes projections as to the future performance of MSLO, which projections may not be realized, are based on assumptions which may not be correct and are subject to numerous factors beyond MSLO's control.

            3.6 Authorization. As of the Closing, all action on the part of Buyer and KPCB, and their respective officers, directors and partners necessary for the authorization, execution and delivery of this Agreement and the New LLC Agreement and the performance of all obligations of Buyer and KPCB hereunder and thereunder shall have been taken, and this Agreement and the New LLC Agreement, assuming due execution by the parties hereto and thereto, constitute valid and legally binding obligations of Buyer and KPCB, enforceable in accordance with their respective terms, subject to: (i) judicial principles limiting the availability of specific performance, injunctive relief, and other equitable remedies and (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors' rights.

            3.7 Compliance with Other Instruments. Neither Buyer nor KPCB is in violation or default of any provision of its certificate of incorporation or other organizational documents, as applicable, each as in effect immediately prior to the Closing, except for such failures as would not be reasonably expected to materially adversely effect the ability of Buyer and KPCB to perform their respective obligations under this Agreement (a "Buyer Material Adverse Effect"). Neither Buyer nor KPCB is in violation or default of any provision of any material instrument, mortgage, deed of trust, loan, contract, commitment, judgment, decree, order or obligation to which it is a party or by which it or any of its properties or assets are bound which would reasonably be expected to have a Buyer Material Adverse Effect. To the best of its knowledge, neither Buyer nor KPCB is in violation or default of any provision of any federal, state or local statute, rule or governmental regulation which would reasonably be expected to have a Buyer Material Adverse Effect. The execution, delivery and performance of and compliance with this Agreement and the New LLC Agreement will not result in any such violation, be in conflict with or constitute, with or without the passage of time or giving of notice, a default under any such provision, require any consent or waiver under any such provision (other than any consents or waivers that have been obtained), or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of Buyer or KPCB pursuant to any such provision.

            3.8 Accredited Investor. Each of Buyer and KPCB is an "accredited investor" as defined in Rule 501 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act and shall submit to MSLO such further assurances of such status as may be reasonably requested by MSLO. For state securities law purposes, the principal address of both Buyer and KPCB is 2750 Sand Hill Road, Menlo Park, California 94025.

         4. Covenants.

            4.1 Confidentiality. MSLO, Buyer and KPCB, and their respective officers, directors, partners and affiliates, agree to keep the terms and conditions of this Agreement and the transactions contemplated hereby confidential, and agree not to disclose to any party not a


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party to this Agreement or the New LLC Agreement any of the terms hereof, except as may be required by applicable law. Buyer and KPCB expressly acknowledge that each has received, and will receive in the future, Confidential Materials (as hereinafter defined), and that disclosure of such Confidential Materials to parties not a party to this Agreement would cause irreparable harm to MSLO. Except with the prior written consent of MSLO or as required by law, neither Buyer nor KPCB, nor their respective officers, directors, partners or affiliates, shall (i) disclose any Confidential Materials to any party not a party to this Agreement, or (ii) use any Confidential Materials for any purpose except in connection with their efforts on behalf of MSLO. Buyer, KPCB and their respective officers, directors, partners or affiliates shall use their reasonable best efforts to preserve the confidentiality of all Confidential Materials. In the event that a party concludes that it is legally obligated to disclose any provision of this Agreement or any Confidential Materials, such party shall provide the other party with prompt written notice, and shall seek to limit the dissemination of such Confidential Materials. In the case of legal proceedings in which such disclosure is required, the parties shall cooperate to obtain an appropriate protective order limiting the disclosure of such material. The parties acknowledge that, in the event of a public offering of securities of MSLO or any subsidiary, MSLO may be required to disclose certain terms of this Agreement.

                  "Confidential Materials" means any information or materials, whether written or oral, tangible or intangible, (i) concerning MSLO, its subsidiaries, businesses, markets, products, prospects, finances, principal shareholders and/or members, and (ii) which Buyer and/or KPCB develops, or with respect to which Buyer and/or KPCB gains access or knowledge, as a direct result of MSLO's provision to Buyer and/or KPCB of information and/or materials. Notwithstanding the foregoing, the Confidential Material shall not include (A) information that was known to, and material that was in the possession of, Buyer and/or KPCB prior to the commencement of any negotiations with MSLO, (B) information that is or becomes generally known to, and materials possessed by, the public at large or entities involved in the Internet Business (other than as a result of a breach of this agreement by Buyer and/or KPCB or by disclosure of any other party which Buyer and/or KPCB knows, or has reason to know, is under an obligation of confidentiality to MSLO), (C) information or material acquired by Buyer and/or KPCB independently from a third party (other than a third party which Buyer and/or KPCB knows, or has reason to know, is under an obligation of confidentiality to MSLO), and (D) information or material independently developed by Buyer and/or KPCB and not as a result of the disclosure of information or provision of materials by MSLO. The Confidential Materials may include, but are not necessarily limited to, the following: concepts; techniques; data; documentation; research and development; customer lists; advertising plans; distribution networks; new product concepts; designs; patterns; sketches; planned introduction dates; processes; marketing procedures; "know-how"; marketing techniques and materials; development plans; names and other information related to strategic partners, suppliers, or vendors; pricing policies and strategic, business or financial information, including business plans and financial pro formas.

            4.2 Business Development. MSLO, Buyer and KPCB agree to act in good faith and use their reasonable best efforts in developing the Internet Business of MSLO and


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maximizing the value to stockholders of such businesses and MSLO as a whole.
Without limiting the foregoing, in the event MSLO determines that the public markets do not appropriately value its Internet Business as part as MSLO as a whole, MSLO shall investigate the consummation of a transaction designed to maximize the value of such businesses to its shareholders, which transaction could take the form of the creation of a publicly traded tracking (or letter) stock structured to track the value of such businesses, the transfer of the assets and liabilities relating to such businesses into a publicly traded subsidiary of MSLO, or another strategic transaction. Buyer and KPCB shall assist MSLO in developing the business plans and strategies for MSLO's Internet Business and provide MSLO with advice regarding the execution of these business plans and strategies. KPCB shall assist MSLO in attracting and retaining key personnel for MSLO's Internet Business and shall assist MSLO in developing equity based compensation strategies relating thereto. MSLO will establish an equity compensation program or other equity-based or "phantom" plan designed, in the judgment of the Board of Directors of MSLO, to incentivize management of the Internet Business to maximize the value of the Internet Business consistent with the overall goals and objectives of the Board of Directors of MSLO. Any actions taken with respect to the foregoing covenants shall be subject to the final decision of MSLO, and, as applicable, the Board of Directors of MSLO.

            4.3 Restrictions on Transfer.

                (a) Prior to the initial public offering, if any, of MSLO or a successor entity, Buyer shall not, directly or indirectly, Transfer any Membership Interests, or any rights with respect thereto, except as permitted by the New LLC Agreement. Buyer shall not, directly or indirectly, on or prior to the one-year anniversary of the consummation of such an offering, Transfer any shares of common stock or other equity interests into which the Membership Interests are converted or exchanged (collectively, "Shares"), or any rights with respect thereto, provided, however, that, following the six-month anniversary of such offering, Buyer may distribute up to 50% of the Shares it receives in such conversion or exchange to the limited partners or other fund participants in the relevant Kleiner Perkins Caufield & Byers fund. The foregoing limitation shall not apply to any Transfer approved by the Board of Directors of MSLO (or the successor entity), including a Transfer pursuant to a corporate transaction relating to MSLO (or the successor entity) that is approved by such Board.

                (b) In the event that Buyer, or its permitted transferee, exercises the Warrant and receives shares of Common Stock (as defined in the Warrant), for the six-month period following receipt of such shares, Buyer shall not, directly or indirectly, Transfer any Shares (or rights in such Shares), except distributions to such entities described in the proviso in the second sentence of Section 4.3(a) and subject to the 50% limitation set forth therein. The foregoing limitation shall not apply to any Transfer approved by the Board of Directors of MSLO (or the successor entity), including a Transfer pursuant to a corporate transaction relating to MSLO (or the successor entity) approved by such Board.

                (c) Buyer acknowledges and agrees that any certificates representing Membership Interests or other equity securities or Common Stock described in this paragraph may contain an appropriate legend reflecting the limitations described in this paragraph, and that


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
MSLO, or its transfer agent, may enter in its stock transfer books an appropriate stop-transfer order reflecting these provisions.

         5. Miscellaneous.

            5.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware, without regard to any provisions thereof relating to conflicts of laws among different jurisdictions.

            5.2 Survival. The representations and warranties made herein shall survive the Closing for a period of one year, whereupon they shall cease and be of no further force and effect.

            5.3 Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto; provided, however, that the rights of Buyer to purchase the Membership Interests shall not be assignable without the consent of MSLO. This Agreement shall not be construed so as to confer any right or benefit on any party not a party hereto, other than their respective successors, assigns, heirs, executors and administrators.

            5.4 Entire Agreement; Amendment. This Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof and supersedes all prior agreements and understandings relating thereto. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

            5.5 Notices, Etc. All notices under this Agreement shall be sufficiently given for all purposes if made in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, facsimile or other electronic transmission, to following addresses and numbers. Notices to MSLO shall be addressed to:

                  Martha Stewart Living Omnimedia LLC
                  20 West 43rd Street
                  New York, New York 10036
                  Telephone:  (212) 827-8000
                  Facsimile:  (212) 827-8289
                  Attn:  Gregory R. Blatt, Esq.
                  Senior Vice President and General Counsel

with a copy to:

                  Wachtell, Lipton, Rosen & Katz
                  51 West 52nd Street
                  New York, NY 10019
                  Telephone:  (212) 403-1000

                  Facsimile:  (212) 403-2000
                  Attn:  Andrew J. Nussbaum, Esq.

or at such other address and to the attention to such other person as MSLO may designate by written notice to Buyer and KPCB. Notices to Buyer and KPCB shall be addressed to:

                  Kleiner Perkins Caufield & Byers
                  2750 Sand Hill Road
                  Menlo Park, CA  94025
                  Telephone:  (650) 233-2750
                  Facsimile:  (650) 233-0300
                  Attn:  John Doerr

with a copy to:

                  Fenwick & West LLP
                  2 Palo Alto Square
                  Palo Alto, CA  94306
                  Telephone:  (650) 494-0600
                  Facsimile:  (650) 494-1417
                  Attn:  Gordon K. Davidson, Esq.

or at such other address and to the attention of such other person as Buyer and KPCB may designate by written notice to MSLO.

            5.6 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of the other party under this Agreement shall impair any such right, power or remedy of such first party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any holder of any breach or default under this Agreement, or any waiver on the part of any holder of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing or as provided in this Agreement.

            5.7 Expenses. MSLO, Buyer and KPCB shall each bear the expenses and legal fees incurred on their own behalf with respect to this Agreement and the transactions contemplated hereby.

            5.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which may be executed by only one party, which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

            5.9 Severability; Enforcement. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without such provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party. The parties hereto agree that irreparable damage for which money damages would not be an adequate remedy would occur in the event that any of the provision of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that, in addition to any other remedies a party may have at law or equity, the parties shall be entitled to seek an injunction of injunctions to prevent such breached of this Agreement and to enforce specifically the terms hereof.



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
            IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

MARTHA STEWART LIVING OMNIMEDIA LLC



By: /s/ Martha Stewart
    ----------------------------
    Name: Martha Stewart
    Title: Chairman and Chief
           Executive Officer

KPCB HOLDINGS, INC., as nominee



By: /s/ L. John Doerr
    ----------------------------
    Name: L. John Doerr
    Title: Senior Vice President


KPCB IX ASSOCIATES, LLC



By: /s/ L. John Doerr
    ----------------------------
    Name: L. John Doerr
    Title: Managing Director

                                      -14-